Exhibit 2.6

Project Location

63.272° North, 138.826° West

TECHNICAL REPORT ON THE

WHISKEY PROPERTY, YUKON TERRITORY, CANADA

FOR

SMASH MINERALS CORP.

Report Prepared by

Phil Smerchanski, P.Geo., Principal Consultant – Revelation Geoscience Ltd.

Dennis Arne, P.Geo., Principal Consultant – Revelation Geoscience Ltd.

December 12, 2011

43-101 Technical Report on Smash Minerals Corp. Whiskey Property, December 2011	1

TECHNICAL REPORT WHISKEY PROPERTY, YUKON TERRITORY, CANADA

Report prepared for

Smash Minerals Corp.
800-789 West Pender Street
Vancouver, BC, Canada,
V6C 1H2
+1 855 237 6274
info@smashminerals.com

Report prepared by

Revelation Geoscience Ltd.
300-1055 West Hastings Street
Vancouver, BC, Canada,
V6E 2E9
+1 604 681 8000
info@revelationgeo.com

EFFECTIVE DATE: December 12, 2011

Report compiled by

/s/ Phil Smerchanski

Phil Smerchanski, P.Geo.
Principal Consultant Geology

Report reviewed by

/s/ Dennis Arne

Dennis Arne, P.Geo.
Principal Consultant Geochemistry

*This report is subject to additional copyright restrictions in accordance with a technical services agreement between Smash Minerals Corp. and Revelation Geoscience Ltd. dated March 4, 2011.

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Certificate of Qualified Person: PHIL SMERCHANSKI

I, Phil Smerchanski, P.Geo (BC #31654) hereby certify that:

1) I am an independent consulting geologist with a business address at 300-1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9.

2) This certificate applies to the technical report titled "TECHNICAL REPORT ON THE WHISKEY PROPERTY, YUKON TERRITORY, CANADA FOR SMASH MINERALS CORP.” dated December 12, 2011 (the "Technical Report") relating to the Whiskey Property.

3) I am a graduate of the University of Manitoba (2002) with a Bachelor of Science Honours Geology; and from the University of Tasmania in 2009 with a Masters of Economic Geology.

4) I have worked for more than 5 years in the minerals exploration industry as a geoscientist and have significant work experience in northern North America, as well as in Europe, South America, and Australia. I have experience in the exploration for a wide variety of metallic mineral deposit types, including gold deposits.

5) I am a registered Professional Geologist in good standing with the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC – License no. 31654).

6) I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirement to be a "qualified person" for the purposes of NI 43-101.

7) I visited the Whiskey property on several occasions between May and October, 2011 for a total of 49 days.

8) I am personally responsible for all but sections 11 and 12 of the technical report titled "TECHNICAL REPORT ON THE WHISKEY PROPERTY, YUKON TERRITORY, CANADA FOR SMASH MINERALS CORP.” dated December 12, 2011 (the "Technical Report") relating to the Whiskey Property and co-authored section 9 with Dennis Arne.

9) I am fully independent of the issuer and Property vendor applying all of the tests in section 1.4 of National Instrument 43-101 and Section 3.5 of Companion Policy 43-101CP.

10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11) As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

/s/ Phil Smerchanski

Phil Smerchanski, P.Geo.
Dated at Vancouver, B.C. this 12th day of December, 2011                 [SEAL]

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Certificate of Qualified Person: DENNIS ARNE

I, Dennis Arne, P.Geo (BC #34686) hereby certify that:

1)	I am an independent consulting geochemist with a business address at 300-1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9.

2)	This certificate applies to the technical report titled "TECHNICAL REPORT ON THE WHISKEY PROPERTY, YUKON TERRITORY, CANADA FOR SMASH MINERALS CORP.” dated December 12, 2011 (the "Technical Report") relating to the Whiskey Property.

3)	I am a graduate of the University of Regina (1982) with a BSc (Hons.) in Geology; from Lakehead University in 1986 with a MSc in Geology; from the University of Melbourne in 1990 with a PhD in Geology; and from the University of Technology – Sydney in 2006 with a Graduate Diploma in Hydrogeology and Groundwater Management.

4)	I have worked for more than 5 years in the minerals exploration industry as a geoscientist and have work experience in most parts of Canada, as well as in Australia. I have experience in a variety of gold deposit types, including the exploration geochemistry of gold deposits in the Yukon Territory.

5)	I am a registered Professional Geoscientist in good standing with the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC – License no. 34686). I am also a Registered Professional Geoscientist (Geochemistry) with the Australian Institute of Geoscientists (AIG).

6)	I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirement to be a "qualified person" for the purposes of NI 43-101.

7)	I visited the Whiskey property on four occasions between May and August, 2011 for a total of 28 days.

8)	I am personally responsible for sections 11 and 12 of the technical report titled "TECHNICAL REPORT ON THE WHISKEY PROPERTY, YUKON TERRITORY, CANADA FOR SMASH MINERALS CORP.” dated December 12, 2011 (the "Technical Report") relating to the Whiskey Property and co-authored section 9 with Phil Smerchanski (QP).

9)	I am fully independent of the issuer and Property vendor applying all of the tests in section 1.4 of National Instrument 43-101 and Section 3.5 of Companion Policy 43-101CP.

10)	I have previously contributed to a technical report on the Whiskey Property titled “NI 43-101 AMENDED TECHNICAL REPORT ON THE WHISKEY PROPERTY, DAWSON CITY, YUKON TERRITORY, CANADA FOR SMASH MINERALS CORP.” dated November 22, 2010 as revised February 4 and February 27, 2011.

11)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

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12)

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

/s/ Dennis Arne

Dennis Arne, P.Geo.
Dated at Vancouver, B.C. this 12th day of December, 2011

[SEAL]

43-101 Technical Report on Smash Minerals Corp. Whiskey Property, December 2011	5

TABLE OF CONTENTS
Certificate of Qualified Person: PHIL SMERCHANSKI	3
Certificate of Qualified Person: DENNIS ARNE	4
List of Tables	8
List of Figures	8
1.0 SUMMARY	9
2.0 INTRODUCTION	10
2.1 Introduction	10
2.4 Qualifications	10
4.0 PROPERTY DESCRIPTION AND LOCATION	11
5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	14
5.1 Accessibility	14
5.2 Climate	15
5.3 Local Resources	15
5.4 Infrastructure	15
5.5 Physiography	15
6.0 HISTORY	16
6.1 General History	16
6.2 Historic Mining	16
7.0 GEOLOGICAL SETTING AND MINERALIZATION	16
7.1 Regional Geology, Tectonic Setting, and Property Geology	16
7.3 Prospect Geology	20
7.3.1 Bushmills Zone	21
7.3.2 Ben Nevis Zone	21
7.3.3 Bowmore Zone	22
7.3.4 CC Zone	22
7.3.5 Glen Breton Zone	22
7.3.6 Highland Park Zone	23
7.3.7 Stranahan’s Zone	23
7.3.8 Tullamore Dew Zone	23

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7.4 Mineralization	23
8.0 DEPOSIT TYPES	24
8.1 Placer Mineralization	24
9.0 EXPLORATION	26
9.1 Geophysics	29
9.2 Soil Sampling	29
9.3 Rock Sampling and Prospecting	34
9.4 Trenching	35
9.5 Stream Sediment Sampling	36
10.0 DRILLING	39
11.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY	41
11.1 Soil Samples	41
11.2 Rock Samples (Grab, Trench and Drill Core)	42
11.3 Stream Sediment Sampling	43
11.6 Quality Assurance & Quality Control	44
11.6.1 Soil Sampling	44
11.6.2 Rock Sampling	44
11.6.3 Stream Sediments	45
11.7 Sample Security	45
12.0 DATA VERIFICATION	45
13.0 MINERAL PROCESSING AND METALLURGICAL TESTING	46
14.0 MINERAL RESOURCE AND RESERVE ESTIMATES	46
15.0 ADJACENT PROPERTIES	46
16.0 OTHER RELEVANT DATA AND INFORMATION	47
16.1 Land Use Restrictions, Covenants and Other Interested Parties	47
16.1 First Nations Traditional Territories, Settlement Lands, and Consultations	47
16.1.4 Renewable Resource Councils	48
16.1.5 Registered Trap lines	49
16.1.6 Other possible Interested Parties	49
16.2 Placer Mining Operations	49

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17.0 INTERPRETATION AND CONCLUSIONS	50
18.0 RECOMMENDATIONS	51
19.0 REFERENCES	54

List of Tables
Table 1 – Claims Data	12
Table 2 – Summary grab rock samples with anomalous concentrations of Au, Ag, Bi and Te	34
Table 3 – Summary anomalous gold values in trench channel samples	36
Table 4 – Summary of drilling on the Whiskey Property during the 2011 work program.	39
Table 5 – Summary of Gold and Silver Values in 2011 Drilling	32
Table 6 – Summary of Au resources at the Golden Saddle and Arc deposits.	46

List of Figures
Figure1 – Property outline over hill shaded digital elevation and hydrology	13
Figure2 – Tectonic setting of the Yukon-Tanana terrane .	17
Figure 3 – Property-scale bedrock lithology map of the Property	19
Figure 4 – Geologic map of the NE Whiskey Property showing alteration and prospects.	20
Figure 5 – Placer mining claims in the Whiskey Property region.	25
Figure 6 – Work completed on the Whiskey Property during the 2010 program	27
Figure 7 – Sampling conducted on the Whiskey Property	28
Figure 8 – Colour shaded total field magnetic image of the Property	30
Figure 9 – Colour gridded Potassium image of the Property	31
Figure 10 – Soil geochemistry map displaying gold values for soils	33
Figure 11 – Location of trench series on the Whiskey Property.	37
Figure 12 – Stream sediment sample gold values for the 80 mesh grain size fraction	38
Figure 13 – Drill holes completed during the 2011 drill program and mineralized zones	41
Figure 14 – Adjacent properties surrounding Smash Minerals claim blocks	48
Figure15 – Map depicting the three First Nation traditional territories	50
Figure 16 – Map depicting recommended areas for further work in 2012	53

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1.0 SUMMARY

Smash Minerals Corp. (Smash) holds an option to earn 100% of the Whiskey Property composed of 4,177 quartz claims (846 square kilometres) located in west-central Yukon Territory, within the Dawson Mining District, Canada, 95 kilometers southwest of Dawson City.

The Whiskey property is underlain by Paleozoic metamorphic units including amphibolites and orthogneisses representing a continental arc system. Hydrothermal alteration and geochemical anomalism led Smash to focus a portion of the 2011 field season on the northeast part of the Whiskey Property where a widespread hydrothermal alteration zone in biotite-feldspar gneiss and augen gneiss has developed gold mineralization along structures. Detailed mapping identified steeply dipping northeast and northwest-trending structural zones with associated alteration that extends between 10 100 meters into the wallrock. These alteration zones consist of highly silicified breccias and quartz stockwork veins.

Two distinct styles of mineralization are present on the Whiskey Property. The first style is characterized by anomalous gold-in-soil centered within a body of meta-gabbro with fine quartz-feldspar veinlets at the Bowmore and CC zones. The second style of mineralization forms part of a large, structurally-controlled hydrothermal system centered within the north-eastern portion of the Whiskey Property, this zone is interpreted to represent a vertically zoned low-sulphidation, epithermal-style hydrothermal system.

Smash executed an extensive multi-phase, multi-disciplinary exploration program from May to October 2011. Work performed on the Whiskey Property included: property-scale geological mapping and structural studies; prospect and local-scale mapping and prospecting; collection of 1,819 grab rock samples; collection of 19,511 soil samples including ridge-and-spur and grid soil samples; on-site XRF analysis of all grid soil samples collected; a two-phase stream sediment sampling program focusing on all catchment areas within the Whiskey Property to a maximum of 20 square kilometres; airborne magnetic and radiometric geophysical survey; mechanized trenching covering 2,500 line-metres over 83 trenches and collection of 1,295 channel samples, including trench reclamation; and a diamond drill program consisting of eight holes totalling 1,665.9 metres.

The recommended program of exploration for continued assessment of Smash’s Whiskey Property entail expenditure of $3 million in 2012.

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2.0 INTRODUCTION

2.1 Introduction

Smash Minerals Corp. (Smash) completed its initial public offering ("IPO") and commenced trading on the TSX-V exchange on April 4, 2011. Smash holds an option to acquire 100% of the Whiskey Property (the Property) which is comprised of 4,177 claims in the White Gold District south of Dawson City, Yukon, Canada. At the request of Smash, the authors prepared this technical report to provide a summary of available scientific and technical data on the Property.

This report is intended as an update to information in a previous report on the property written by Revelation Geoscience Ltd. entitled “NI 43-101 Amended Technical Report on Smash Minerals Corp. Whiskey Property, Dawson City, Yukon for Smash Minerals Corp.” and dated February 27, 2011. This report incorporates work completed during the 2011 field season.

The lead author spent 49 days on the property, and the second author spent 28 days on the site, during several visits throughout the 2011 field season. During these site visits, the authors provided technical oversight to the work program and participated in the geological mapping and observation, drill core logging and interpretation, observed sampling procedures, and engaged in discussion with Smash consultants and staff regarding the mineral potential of the Property and the scope of this Report. The authors had significant exposure to all technical aspects of the 2011 exploration program and all relevant data sources including digital data, and physical geological information at outcrops, trenches, completed and active drilling sites, and from drill core.

The report reviews the geology and mineralization, as well as the results of the work accomplished during the 2011 field season, and provides recommendations for further advancement of the Property with respect to the mineral potential.

2.4 Qualifications

This report was compiled, prepared and reviewed by Qualified Persons (“QP”) working for Revelation Geoscience Ltd. on behalf of Smash and is directed solely for the development and presentation of data with recommendations to allow Smash to reach informed decisions on the advancement of the Property. The information, conclusions and recommendations contained in this report are based on a review of digital and hard copy private data supplied by Smash, publicly available information from the Yukon Geological Survey and Geological Survey of Canada, publicly available records from adjacent mineral claims and discussions with Smash staff and consultants who are familiar with the Project and the area. This technical report is based on information believed to be reliable.

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Revelation Geoscience Ltd. has no reason, other than any documented in this technical report, to doubt the reliability of the data contained herein.

It is assumed that the reports and other data listed in the “References” section of this report are substantially accurate and complete. The authors have made every attempt to accurately convey the content of those files, but cannot guarantee either the accuracy or validity of the work contained within those files. However, the authors believe that these reports were written with the objective of presenting the results of the work performed without any promotional or misleading intent. In this sense, the information presented should be considered reliable, unless otherwise stated, and may be used without any prejudice by Smash.

3.0 RELIANCE ON OTHER EXPERTS

The authors have relied upon information provided by Smash concerning legal, political, and environmental matters in a memo dated December 1, 2011 and disclaim responsibility for the accurateness or completeness of this information with respect to those sections in the technical report related to these matters. Revelation Geoscience has not performed an independent verification of the land title and tenure as summarized in this report. Revelation Geoscience did not verify the legality of any underlying agreement that may exist concerning the licenses or other agreements between third parties relating to the Property. The authors were informed by Smash that there are no known litigations potentially affecting the Property. The results of the technical review by are not dependent on any prior agreements concerning the conclusions to be reached.

Much of the initial data compilation of material for this report was undertaken by Christopher Pennimpede of Smash Minerals Corp. and that contribution is gratefully acknowledged. Maps used throughout the report were prepared either by Christopher Pennimpede or Olivia Brown of Smash, or Rob Mackie of Revelation Geoscience Ltd.

4.0 PROPERTY DESCRIPTION AND LOCATION

The Property is located in west-central Yukon Territory, within the Dawson Mining District, Canada, 95 kilometres southwest of Dawson City, and 350km northwest of Whitehorse (Figure 1). The Property is centered at geographic coordinates 63.272° north, 138.826° west and consists of 4,177 quartz claims for an aggregate 84,6oo hectares area. The claims and details are listed in Table 1. The claims lie to the east of the confluence of the Yukon and Stewart Rivers and are centered on Black Hills Creek and south of the Stewart River (Figure 1). The Property covers National Topographic System (NTS) map sheets (1:50 000 scale): 115O-02, 115O-06, 115O-07 and parts of 115O-03, 115O-10 and 115O-11.

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In an agreement, dated July 7, 2010, and amended November 5, 2010, Smash has been granted the exclusive right and option to acquire 100% undivided legal and beneficial interest in and to the Whiskey Property, less a 2% Net Smelter Return from Shawn Ryan by reimbursing the aggregate costs of staking and maintenance of the Property; issuing 2,500,000 common shares in the capital of Smash; and completing an aggregate $2,350,000 of exploration work on the Property. Smash may at any time purchase 1% of the Net Smelter Royalty by payment to Shawn Ryan of the sum of $2,500,000. Until payment of the Net Smelter Royalty begins, Smash agreed to make annual advance instalments toward the NSR of $100,000 for the first five years following the effective date of the Option Agreement and $50,000 on or before each anniversary date thereafter. Smash has certified to the authors that it has met all of the terms and conditions of the option agreement to date.

Table 1 Claims Data

Claim Name	Grant Number (prefix YD)	No. of Claims	Expiration Date
Angel 631 - 654	50407 – 50430	24	11/21/2016
Angel 219 - 388	50431 – 50600	170	11/21/2016
Angel 389 - 488	46401 – 46500	100	11/21/2016
Angel 489 - 630	47801 – 47942	142	11/21/2016
Angel 001 - 084	43845 – 43928	84	11/21/2016
Angel 085 - 152	44423 – 44490	68	11/21/2016
Angel 153 - 242	49701 – 49790	90	11/21/2016
Rico 001 - 218	48283 – 48500	218	2/9/2017
Rico 219 - 240	44401 – 44422	22	2/9/2017
Rico 241 - 336	48187 – 48282	95	2/9/2017
Rico 337 - 799	46501 – 46963	463	2/9/2017
Rev 001 - 432	44501 – 44932	432	11/21/2016
Rev 433 - 828	44933 – 45328	396	11/21/2016
Cooper 001 - 096	43749 – 43844	96	2/9/2017
Cooper 097 - 236	46261 – 46400	140	2/9/2017
Cooper 237 - 536	45901 – 46200	300	2/9/2017
Cooper 537 - 562	45329 – 45354	26	2/9/2017
Bev 001 - 304	45401 – 45704	304	2/9/2017
Bev 305 - 500	45705 – 45900	196	2/9/2017
Bev 501 - 560	46201 – 46260	60	2/9/2017
Bev 561 - 740	15301 – 15480	180	2/9/2017
Peat 001 - 060	97501 – 97560	60	10/20/2016
Peat 077 - 138	97577 – 97638	62	10/20/2016
Peat 153 - 218	97653 97718	68	10/20/2016
Peat 229 - 288	97729 97788	60	10/20/2016
Peat 293 - 614	97793 98114	321	10/20/2016
	Total Number of Claims	4177

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579000
588000
597000
606000
615000
624000
7040000
7030000
7020000
7010000
7000000
6990000
N
S
E
W
Yukon River
Stewart River
UNITED STATES
YUKON
NORTHWEST TERRITORIES
0 2.5 5 10 15 km
1:250,000
NAD83 ZONE 7V
REVELATION

Figure1 Property outline over hill shaded digital elevation and hydrology (Benson and Arne, 2011).

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Neither Smash nor the authors are aware of any outstanding environmental issues or liabilities currently associated with the Property.

A Class 3 Mining Land Use Permit issued by Yukon Energy, Mining and Resources is required for exploration on the Property. Smash has obtained a Class 3 Mining Land Use Permit decision dated May 2, 2011 and in effect until May 1, 2014.

Smash recognizes that its mineral claims lie with the Traditional Territory of the Tr'ondëkHwëch'in, Nacho Nyak Dun, and Selkirk First Nations' territories (see Section 16.1). Smash has an open and active dialogue with these First Nation Natural Resources and Lands Departments and Heritage Departments to ensure wildlife, environment and heritage values are readily identified and addressed. To date, no heritage sites have been identified on the Property.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Accessibility

Smash has the right of free entry to the Property under the terms of the Yukon Quartz Mining Act. Access to the northern portion of the Property is good, with an all-weather road through most of the northern portion of the Property to a newly constructed 2600 foot air strip on Black Hills Creek where Smash has established a base camp. Access to the southern portion of the Whiskey Property at this point in time requires helicopter use or a barge along the Yukon-Stewart River system. Several unmaintained airstrips that exist along Barker Creek are deemed unsuitable for use at this time, but could possibly be improved in future.

Fixed wing aircraft can be used to mobilize equipment and personnel to the Black Hills Creek camp from both Dawson City and Whitehorse where numerous operators with aircraft of variable sizes and payload capacity are available.

Helicopter support and transportation has been used extensively to move field personnel and gear between work sites on the Property. Dense spruce forest and steep topography make helicopter-supported foot travel the most efficient mode of transportation. Several hundred helicopter pads have been established at key access points around the Whiskey Property. Dawson City and Whitehorse have helicopter service providers available. The approximate helicopter flight time between Dawson City and the Property is 30 minutes.

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5.2 Climate

The Yukon has a sub-arctic continental climate. Dawson City, the nearest access point, has an average mean of 4.4°C with temperatures reaching as high as 34°C in the summer and as low as 55°C in the winter. The field season for the Property generally commences in mid-May and extends into mid October. Daylight hours range from a minimum of 5 hours, 38 minutes in December to a maximum of 19 hours, 8 minutes in June due to the northerly latitude.

5.3 Local Resources

The nearest regional centre to the Property is Dawson City, Yukon. The Property is accessible from Dawson by summer gravel road, or by air. Dawson City has a population of 1,327. The town of Dawson City lies within the traditional lands of the Hän people, the Tr'ondëkHwëch'in.

Dawson City’s airport is has regular daily scheduled air service to Whitehorse. Road access is by the Klondike Highway to Whitehorse, the Dempster Highway to Inuvik, Northwest Territory, and the Top of the World Highway (summer only) to Tok, Alaska. Whitehorse is 536 km by road.

Whitehorse is the Yukon’s largest city at approximately 26,000 people. It is the main transportation and service hub for the region. Whitehorse International Airport has scheduled year round air service to Vancouver, Calgary, Edmonton, Fort Simpson, Yellowknife as well as Fairbanks, Alaska and Frankfurt, Germany during the summer months. Surface access to Whitehorse is provided by a network of highways, including the international Alaska Highway connecting the Yukon with the Alaska, British Columbia, and Alberta highway networks.

5.4 Infrastructure

The current power supply in the Yukon is dominantly from hydroelectric generation and supplemented by diesel generation. The nearest source of electrical power for the Property would be from the Mayo/Dawson City grid system that runs between the two communities. Energy in the Yukon is projected to be in short supply by 2014 and additional hydro generation projects will be required. The Yukon and Stewart River systems and their tributaries could provide ample sources of water for any future mine development (see Figure 1).

5.5 Physiography

The Whiskey Property lies in unglaciated terrain, with sparse outcrop exposure (Jackson et al., 1999). Rolling hills and mountain valleys are characteristic landforms. Elevations range from 750 metres to 1500 metres above sea level. Permafrost occurs near surface levels on north facing slopes, and beneath one metre depth on south facing slopes. Vegetation consists of alpine grass and moss, willow, and black spruce. Valleys are densely vegetated with spruce, birch and cottonwood. Alder and willow

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form dense covers over flat areas. The Stewart River, Black Hills and Barker creeks and their many tributaries are the dominant hydrological systems on the Property.

6.0 HISTORY

6.1 General History

Very limited mineral exploration has occurred on small parts of the Property prior to Smash acquiring the option to the land package in 2010. This work was dominantly focussed outside of the current Property bounds. A brief summary of this work is described by Benson and Arne (2011). Because of the reconnaissance nature of the work and the lack of follow-up, the results of these work programs are not considered relevant to the current exploration program.

6.2 Historic Mining

No historic hard rock mining has occurred on the Whiskey Property. However, the area has seen substantial placer mining operations from the 1800’s Klondike gold rush to present day (see Section 8.1).The Whiskey Property falls within the Lower Stewart Placer Mining District where placer gold is primarily produced from Black Hills, Henderson, Barker, and Scroggie Creeks.

7.0 GEOLOGICAL SETTING AND MINERALIZATION

7.1 Regional Geology, Tectonic Setting, and Property Geology

The understanding of the regional geology and tectonic setting of the Property has been recently revised by Mackenzie and Craw (pers. comm. 2011). The Property is located in the Stewart River-Klondike goldfield area within the Yukon-Tanana Terrane. The basement rocks in this region are pervasively foliated and recrystallized schists and gneisses, which have metamorphic grades ranging from greenschist in the north to amphibolites facies in the area of the Whiskey Property. Three generations of plutonism (Devonian, Mississippian, and Permian) are recognized in the Stewart River area. Granitoids and basement rocks have developed two discernable metamorphic foliations. Compression during the Jurassic resulted in the development of narrow shear zones and thrust stacking of units. During the Cretaceous the regional stress field shifted to extensional and normal faults oriented north-south and east-west developed. These faults controlled the emplacement of Cretaceous and early Tertiary intrusions. As this system evolved into the Eocene, extension was accommodated by transcurrent slip along the Tintina Fault (Figure 2).

The key regional structural feature in the Whiskey area is the series of stacked thrust sheets of metamorphic basement rocks identified from the Klondike area into the Stewart River area. Amphibolite

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facies metasedimentary rocks and orthogneiss are thrust over a similar, but possibly younger, package of metasedimentary rocks containing Late Permian orthogneiss. The thrust fault is gently folded, so that it has an apparent normal displacement along its northeast dipping limbs.

The thrusting has resulted in semi-ductile shearing and isoclinal to tight folds on an outcrop scale. Pyroxenites and perdiotites emplaced along the thrusts provided the focus for D3 deformation, greenschist facies retrogression and metasomatism. Upright folding resulting from regional scale compression created angular kink folds and fractures (Mackenzie and Craw, pers. comm. 2011).

Figure2 Tectonic setting of the Yukon-Tanana terrane (Colpron et al., 2007).

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Detailed, property and local-scale geologic mapping and structural studies conducted on the Property by Smash consultants and staff during the 2011 field season has elaborated on the previous work by Ryan and Gordey (2004). The resulting geologic map of the Property (Figure 3) has refined the lithologic and structural framework and the geologic history has subsequently been revised. The earliest tectonic event recognized on the Property is D2 deformation which resulted in a shallow to moderately dipping S2 foliation in biotite-quartz-feldspar gneiss and micaceous quartzite. Late metamorphic folding typified by fold zones and a rodding lineation dip at a low to moderate angle to the northwest to southeast and occurs primarily within psammitic to pelitic schists, quartzites, and marbles. Semi-brittle to brittle deformation is manifested in three events; D3 deformation of F3 fold hinges and F3 axial surface parallel veins at low to moderate northwest to southeast dip in banded quartzite and biotite-feldspar and hornblende gneiss; D4 deformation corresponding to steeply north to south dipping F4 kink folds and fractures recognized in quartzite, biotite-feldspar gneiss, and hornblende gneiss. Mackenzie et al. (2008) describe orogenic gold veins in central Yukon as occupying these D4 deformation sites. Lastly, an extension tectonic regime resulting in normal faulting is noted to occur throughout the Property.

Late brittle faulting has since affected the rocks, forming a strong northwest-trending alignment of country rock and conspicuous linear drainages that cut across ridges. Hydrothermal alteration and quartz veining cross cut the metamorphic basement and overlying volcanic rocks. Areas of increased hydrothermal alteration focused along extensional structures developed following uplift and formation of the regional D4 folding event, including contacts between mechanically brittle felsic rocks (e.g. quartzite, biotite-feldspar gneiss) and the more ductile mafic rocks (e.g. amphibolite gneiss, meta gabbro).Hydrothermal alteration and geochemical anomalism in both rocks and soils led Smash to focus a portion of the 2011 field season on the northeast portion of the Property targeting a widespread hydrothermal alteration zone in biotite-feldspar gneiss and augen gneiss (Figure 4). Detailed trench and sub-crop mapping identified steeply dipping northeast and northwest-trending structures with associated alteration zones that extend between 10-50 meters into the wallrock. These structural zones are comprised of siliceous breccias and quartz stockwork veining with white to grey microcrystalline quartz with variable sericitic and limonitic overprints and, in some cases, late clay alteration selvages.

Where these structures intersect the regional northwest-trending thrusts, at the contact with structurally lower quartzite and pelitic units, mechanically and geochemically favourable sites for hydrothermal fluid focus have been targeted. Quartz veining and breccia development in quartzite occurs throughout this target setting. A Northwest-trending body of weakly to non-foliated metagabbro (indicated as hornblende gneiss in Figure 3) occurs along strike of prominent NW-trending structures and is in semi-concordant contact with banded quartzite and felsic gneiss.

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599000
608000
617000
626000
635000
WhiskeyGeology
<all other values>
Unit
Carmacks
Felsic Orthogneiss
Granite
Hornblende gneiss
Marble
Quartzite
Tantalus
Ultramafic
Unknown
Camp
N
W
E
S
0
5,000
10,000
20,000
Meters

Figure 3 Property-scale bedrock lithology map of the Property. Smash internal records, 2011.

A prominent northwest-trending package of biotite-feldspar gneisses, hornblende gneiss, marbles, and quartzite occur on the western portion of the Property, west of Black Hills Creek (Figure 3). These units are partially concealed in the northwest sector of the Property by Late Cretaceous Carmacks Group volcanic rocks and thin lenses of basal conglomerate (Tantalus Formation). South of the Stewart River, the geology of the Property consists of hornblende gneiss, marbles, quartzites, and biotite

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feldspar gneiss and augen gneisses. The northwest-trending structural grain is weakly preserved; however, a prominent East-West trend is evident just south of the Stewart River in (Figure 3).

Glen Breton
Highland Park
Bushmills
Bowmore
Stranahan's
Ben Nevis
CC
Legend
Whiskey_Zones
Property Outline
Silica Alteration
Sericite Alteration
Whiskey Geology Map
Unit
Carmacks
Tantalus
Granite
Ultramafic
Felsic Orthogneiss
Hornblende gneiss
Marble
Quartzite
N
1:25,000
0
1
2km

Figure 4 Geologic map of the NE Whiskey Property showing alteration and prospects. Smash internal records, 2011.

7.3 Prospect Geology

A number of mineralized prospects were defined during the 2011 field program on the basis of soil sampling, prospecting and geological mapping. Their locations are illustrated on Figure 4.

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7.3.1 Bushmills Zone

The Bushmills Zone is located in the north-eastern portion of the Property and is interpreted to be associated with a low-sulphidation epithermal-style hydrothermal alteration system characterized by phyllic (sercite-quartz-pyrite) alteration at the intersection of an east-west trending fault and a north northwest-trending foliation within felsic orthogneiss. The felsic orthogneiss consists of fine to medium grained potassium feldspar, plagioclase, quartz and biotite with traces of secondary pyrite. Foliation is defined by metamorphic biotite and muscovite and elongate feldspar augens.

Hydrothermal alteration of the felsic orthogneiss consists of strong sericite alteration of feldspar and biotite along with pervasive silicification. Anomalous gold values in sub-cropping rock samples grade up to 1.3 g/t and a distinct pathfinder element anomaly (silver, lead, molybdenum, bismuth, and tellurium) in both soil and rock samples define this zone.

In 2011 four drill holes (WH11-03, WH11-04, WH11-05, and WH11-07) were completed at the Bushmills Zone for a total of 854 metres. These drill holes targeted a north trending sericite-quartz-pyrite alteration zone within felsic orthogneiss that was outlined by mapping of float and trenches. All four drill holes intersected zones of strongly silicified and sericitized felsic orthogneiss with disseminated sulphide mineralization. Individual assay results from these holes ranged from below detection limit to a high of 0.88 g/t Au and from below detection limit to a high of 14.9 g/t Ag. In the most significant result drill hole WH11-05 returned a weighted average of 0.47 g/t Au and 9.0 g/t Ag over 3.7 metres from a pyrite and galena bearing quartz vein in strongly altered felsic orthogneiss from 198 to 201.7 metres.

7.3.2 Ben Nevis Zone

The Ben Nevis Zone is a north trending corridor of brecciated quartz veins and sericitic alteration of felsic orthogneiss. Gold mineralization is associated with galena and pyrite in quartz cemented brecciated quartz veins and with disseminated pyrite in altered felsic orthogneiss wall rock. Anomalous gold values ranged from detection limit to 0.15 g/t Au with 1.36 g/t Ag in soil. Channel sample results from trenching in this zone yielded an average of 0.21 g/t Au and 6.57 g/t Ag over 4 metres, and 0.3 g/t Au and 11.4 g/t Ag over 4 metres in a separate interval along strike.

Grab samples of brecciated quartz veins from within this zone return values from detection limit to 3.03 g/t Au.

One drill hole (WH11-08) totalling 145 metres was completed within the Ben Nevis Zone. This drill hole targeted a north trending alteration zone in felsic orthogneiss characterized by brecciated quartz veins and sericitic alteration. A 4.3 metre interval, starting at 103.7 metres, returned individual assay values from 0.27 to 0.64 g/t Au and 8.7 to 20.3 g/t Ag which correspond to a weighted average of 0.37 g/t Au and 15.1 g/t Ag.

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7.3.3 Bowmore Zone

At the Bowmore Zone, the intersection of northwest and east-west trending structures coincident with a 1,400 meter strike length gold and pathfinder element soil anomaly were tested by drilling two drill holes (WH11-01 and WH11-02) totalling 492 metres. Nearby outcrops and trench exposures are comprised of gabbro and minor granitic dikes displaying abundant mm-scale epithermal-style quartz and quartz-carbonate veinlets. The metagabbro is characterized by medium to coarse grained hornblende and feldspar with traces of pyrite and pyrrhotite. In places garnet is prevalent. The drillholes intersected metagabbro and pyroxenite with brecciated zones consisting of metagabbro and pyroxenite fragments within a granitic matrix. These lithologies were cross cut by millimetre and centimetre-scale quartz and quartz-carbonate veins corresponding to those intersected by the trenching. Assays values from the two holes ranged from below detection limit to a high of 0.29 g/t Au in one 2 metre sample. Elevated gold values correspond to intervals with 1 to 10 centimetre wide quartz veins and 10 to 20 centimetre wide zones of increased ductile deformation.

7.3.4 CC Zone

The CC zone is hosted in metagabbro and hornblende gneiss with epithermal-style quartz veins. Soil sampling over the CC Zone returned gold values from below detection to 271 ppb Au. Follow-up rock sampling from hand dug pits returned gold values from detection limit to 1.0, 1.6, 5.8, and 6.6 g/t gold. Trenching across these anomalies returned a high of 1.3 g/t over 2 metres.

7.3.5 Glen Breton Zone

The Glen Breton Zone is characterized by a north trending structural lineament containing brecciated quartz veins, high-density stockwork quartz veining, and strong sericitic alteration of felsic orthogneiss at a sheared contact with metasedimentary rocks. The lineament forms a magnetic low in the airborne magnetics. Disseminated pyrite and secondary copper-oxide and carbonate mineralization is focused in brecciated quartz veins and altered wall rock. Rock grab samples from this area returned gold values ranging from detection limit to 3.19 g/t Au. One drill hole (WH11-06) of 180 metres length was completed at the Glen Breton Zone. Due to poor rock conditions, the drill hole was abandoned at 180 metres within strongly altered felsic orthogneiss prior to reaching the targeted felsic orthogneiss metasedimentary contact. No anomalous Au values were returned.

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7.3.6 Highland Park Zone

The Highland Park zone is characterized by highly anomalous Ba, Hg, Sb and Te with minor gold-in-soils and rocks which may represent a shallow/low temperature environment indicative of high-level alteration in a vertically zoned epithermal system (Robert et al, 2007). Geological observations have identified a strongly silicified zone that forms a prominent topographic lineament coincident with the anomaly.

7.3.7 Stranahan’s Zone

Stranahan’s is a newly identified northwest-trending structural corridor corresponding to a magnetic low and characterized by intense brecciation of sericite altered and silicified felsic orthogneiss associated with stockwork quartz veining. Rock samples from this zone returned assay values from detection limit up to 8 g/t Au.

7.3.8 Tullamore Dew Zone

Tullamore Dew is a soil covered zone defined by a cluster of multi-element soil anomalies with elevated Au, Ag, Te, and Bi values. The geologic setting is interpreted to be part of the hanging wall of a major thrust fault near the structural contact of felsic orthogneiss and pelitic schist, with a major gabbroic intrusion. Elevated gold mineralization, from detection limit up to 250 ppb Au, was returned from quartz veins located in hand dug pits.

7.4 Mineralization

Geological mapping, supported by trends in geochemical and geophysical data, suggests two, and possibly three distinct styles of mineralization present on the Property. The first style defines the Bowmore and CC zones outlined in the preceding section and is characterized by anomalous gold-in-soil centered on the northern contact of a large metagabbro unit probably related to extensive fine quartz-carbonate and quartz veins with anomalous gold values. Although not yet fully understood, this style of mineralization is considered to have less potential for economic gold mineralization on the Property. Should a major structure or structural trap be discovered related to this zone it could provide an important focus for these Au-bearing fluids and would change this interpretation. The second style of mineralization on the Property is characterized by a large, late, structurally-controlled hydrothermal alteration system centered within the north-eastern portion of the Property. This hydrothermal alteration system has a distinct rock and soil gold pathfinder element association that includes Bi, Te, and Ag. Mo and Pb also correlate with Au where this alteration exists in the felsic host rocks. Structurally, vertical metal zonation appears to trend from high-level Hg and Ba through As to Pb and

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Mo to Au-Ag signatures, suggesting a possible mineralized level or elevation in a vertically zoned, epithermal hydrothermal system, likely of a low sulphidation style. This hydrothermal system contains the prospective Bushmills, Ben Nevis, Highland Park, Glen Breton, Stranahan’s, and Tullamore Dew targets.

Large, isolated mineralized quartz veins are also rarely found throughout the Property. These are interpreted as being related to orogenic processes. Typically, these occur as massive discordant quartz veins 0.5m to 3m in width containing varying degrees and proportions of pyrite, galena, ±sphalerite, ±chalcopyrite. Many of these veins occur in valleys and intersect key placer mining creeks (Black Hills Creek, Dome Creek, and Maisy May Creek). These veins are likely similar to Jurassic mesothermal veins found in the Klondike district (MacKenzie and Craw, 2008). The economic significance of these veins on the Whiskey property is uncertain.

8.0 DEPOSIT TYPES

The most significant phase of gold mineralization on the Property is likely to be related to alteration associated with Cretaceous intrusive activity based on the geochemistry and styles of mineralization observed on the property. Regionally, the White Gold District and the Dawson Range experienced approximately 40 million years of protracted intrusive activity from the Late Cretaceous to the Early Tertiary with multiple associated gold veins and breccia bodies, including epithermal (Mt. Freegold, Eureka Dome, Mt. Nansen), intrusion-related (Mt. Freegold), porphyry (Casino), and auriferous skarn (Sonora Gulch) occurrences.

Geologic mapping supported by trends in geochemical and geophysical data suggests a large, structurally-controlled hydrothermal system centered within the north-eastern portion of the Property. Exploration, to date, on the Property has identified low sulphidation epithermal subalkalic-like (Robert et al., 2007) mineralization hosted within felsic orthogneiss at several target areas in this system. This vertically zoned low sulphidation epithermal-style hydrothermal system is considered to be the primary target on the Whiskey property.

8.1 Placer Mineralization

There are numerous gold placer mining claims and operations that overlap on to the Whiskey Property Quartz Claims (Figure 5). Smash is currently sponsoring undergraduate research into gold grain provenance by optical microscopy and electron microprobe analysis on placer Au samples collected from these operations.

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579000
588000
597000
606000
615000
624000
7050000
7040000
7030000
7020000
7010000
7000000
6990000
N
S
E
W
Legend
Placer Mining Claims
Whiskey Property Claim Outline
0 2.5 5 10 15 km
1:250,000
NAD83 ZONE 7V
REVELATION

Figure 5 Placer mining claims in the Whiskey Property region.

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9.0 EXPLORATION

As reported in the previous technical report by Benson and Arne (2011), in 2010 Smash undertook an extensive ridge-and-spur soil geochemistry program; conducted a preliminary bedrock/structural interpretation; analyzed and interpreted available satellite and gravity data for preliminary structural interpretations of the region; prospected areas of interest determined from the initial soil geochemistry program and initial structural interpretations; staked additional claims adjoining the east and northeast border of the existing Property; and conducted a review of the historical government regional geochemistry stream sediment sampling data and integrated these results with soil and rock geochemistry. Figure 6 shows the status of exploration on the Property prior to the 2011 field program.

In 2011, Smash executed a multi disciplinary exploration program from May to October (Figure 7). Smash staff and contract geologists collaborated with consultants Phil Smerchanski, Rob Mackie, Dennis Arne, Mark Pacey, and David Johnson of Revelation Geoscience and independent consultants Doug MacKenzie, Dave Craw, Mike Cooley, Lamont Leatherman, Jean Paulter, and Colin Brodie. Work included property-scale geological mapping (Figure 4) and structural studies; local-scale mapping and prospecting; trench mapping of 2500 line-metres over 83 trenches and collection of 1,295 trench channel samples; collection of 1,819 grab rock samples (Figure 7); on-site XRF analysis of all grid soil samples collected; and core logging and sampling of eight diamond drill holes.

Collection of 19,511 soil samples including ridge-and-spur and grid soil samples (Figure 7) was completed by a team from Pika Exploration and supplemented by a team from Ground Truth Exploration. A team from Rio Minerals completed a two-phase stream sediment sampling program involving 179 samples focusing on all catchment areas within the Whiskey Property to a maximum of 20 square kilometres (Figure 7). Mechanized trenching covering 2,500 line-metres over 83 trenches and trench reclamation was completed by Talus Exploration. An airborne magnetic and radiometric geophysical survey covering 9,401 line-kilometres was flown by Precision Geosurveys. A diamond drill program totalling 1,665.9 metres in eight drill holes was completed by Kluane drilling.

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Smash Rocks 2010
Au (ppb)
< 12.5
12.5 - 25.0
25.0 - 50.0
50.0 - 100.0
> 100.0 (180.0)
Ridge & Spur 2010
Au (ppb)
< 12.5
12.5 - 25.0
25.0 - 50.0
50.0 - 100.0
> 100.0 (309.9)
Whiskey Hillshade
Value
High : 254
Low : 0
Peat Claim Block
Camp
Whiskey Rivers
N
W
E
S
1:250,000
599000
608000
617000
626000
7040000
7030000
7020000
7010000
7000000
6990000
0
5,000
10,000
Meters

Figure 6 Work completed on the Whiskey Property during the initial 2010 program. The Peat claim block was added late in 2010.

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Figure 7 Sampling conducted on Smash’s Whiskey Property – top left) Ridge-and-spur soil sampling compiled from 2010 (blue) and 2011 field seasons (red); top right) 2011 Grid soil sampling; bottom left) 2011 Stream sediment sampling sites; bottom right) 2011 rock grab sample sites. Source Revelation Geoscience internal records 2011.

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9.1 Geophysics

A helicopter-supported airborne magnetic and radiometric survey was carried out across the Property by Precision GeoSurveys Inc. in June and July, 2011. Flight lines were oriented north-south with 100 metre line spacing and 1 kilometre tie-line spacing at a survey height of 35 metres above ground. Magnetic lows in the north east part of the property correlate to detailed mapping of hydrothermal alteration in biotite-feldspar gneiss and augen gneiss (Figure 8). Detailed mapping identified steeply dipping Northeast and northwest-trending structures with associated alteration zones that extend between 10 100 meters into country rock. As noted previously, these structural zones display highly siliceous breccias and quartz stockwork veining consisting of whitish-tan to grey microcrystalline quartz with variable sericitic-limonitic to argillic alteration selvages. These zones appear in the magnetic data as magnetic lows corresponding to destruction of magnetite-bearing lithologies due to hydrothermal alteration.

Ultramafic units show up as magnetic highs in the magnetic survey data. These magnetic highs are often located along structural breaks, interpreted as slivers of ultramafic rock structurally imbricated with the surrounding country rock. A pronounced magnetic anomaly mapped as pyroxenite and serpentinite are found in association with a complex metagabbro body on the border of the north and north-eastern claim blocks. The north-west corner of the Property exhibits a significant concentration of highly magnetic rocks, which correspond to the extent of Late Cretaceous Carmacks volcanic rocks found on the Property. A set of east-west trending dikes related to this magmatism form prominent magnetic linears. The potassium radiometric image clearly shows the location of mafic rock bodies across the property as discrete lows (Figure 9).

9.2 Soil Sampling

Smash conducted an extensive soil sampling program in 2011, approximately 15,107 soil samples were collected by Pika Exploration and 4,406 were collected by Ground Truth Exploration. Ridge-and-spur samples were taken along pre-determined traverses at approximately 50 metre intervals. Soil samples were collected preferentially from the C-horizon using a “dutch” style open faced auger. The sampler would auger down through the soil profile until rock chips were encountered. The depth of each sample depended on the thickness of the soil profile that usually ranged from <40 cm up to 1.10 metres. Where the ‘B’ or ‘C’ horizon was identified, approximately 500 grams of unsieved soil material was bagged individually in pre-marked sample bags. Location and other pertinent sample data such as primary soil colour, approximate slope, sample depth, vegetation cover at each site and notes on the composition of the soil material were collected on hand-held GPS at the sample location and this data

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was uploaded to a Microsoft Access database in the evenings. Sample locations were clearly marked in the field with a metal tag with the sample number secured to the nearest vegetation by flagging tape.

Figure 8–Colour shaded (northeast sun angle) total field reduced to pole magnetic image of the Property from the airborne magnetic survey conducted by Precision Geosurveys Ltd. Source Smash internal records, 2011.

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592000
598000
604000
610000
616000
622000
7040000
7028000
7016000
7004000
6992000
0 5,000 10,000
Meters
Radiometrics (K)
RGB
Red: Band_1
Green: Band_2
Blue: Band_3
Camp
Whiskey Rivers
Whiskey Hillshade
Value
High : 254
Low : 0
N
W
E
S
1:250,000

Figure 9 – Colour gridded Potassium image of the Property from the airborne radiometric survey conducted by Precision Geosurveys Ltd. Source Smash internal records, 2011.

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Grid soil samples were taken in areas that showed anomalous gold-in-soil from the 2010 ridge-and-spur samples, gold-in-rock samples, or targets with gold or pathfinder anomalism in stream sediment samples. Probability plots of Au data suggest that values above 10 ppb represent weakly anomalous samples and values above 100 ppb are considered highly anomalous. Grid soil samples were taken at pre-determined points along 100 metre spaced lines with 50 metre sample centres. In selected areas 50 metre by 50 metre spaced samples were collected. The sampling methodology applied was the same as outlined for the ridge-and-spur soil sampling with the sample size increased from 0.5 kilogram to 1 kilogram. The larger sample size was taken in order to allow for a finer sieve sample ( 150 mesh instead of 80 mesh) to improve sample representivity. Soil samples were generally not collected in areas of permafrost or in areas underlain by thick colluviums. Where frozen ground was encountered during sampling early in the season, no sample was collected. The sampling crews returned to these sites later in the season to collect samples after thawing of the soil.

The pathfinder elements Bi and Te show significant positive correlations with Au in those soil samples containing greater than 10 ppb Au. These correlations to gold correspond to the mineralized zones of Ben Nevis, Bushmills, Glen Breton and Stranahan’s along an interpreted zoned hydrothermal alteration system. The Bowmore and CC mineralized zones are defined by a northwest-trending gold-only soil anomaly within and adjacent to a metagabbro unit (Figure 10). The Bowmore zone returned a significant gold in soil response over 1400 metres. Gold values in soil from this zone ranged from detection limit to 1.5 g/t Au with several values above 100ppb Au. Drilling under this anomaly resulted in very low gold values, similar to those observed in soil, and this significant soil anomaly remains poorly understood. In addition to being useful for prospecting purposes, the multi-element soil data was also used to indicate the underlying bedrock lithology. This approach allowed refinement of mapped geological contacts poorly constrained by sparse outcrop.

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Figure 10 – Soil geochemistry map displaying gold values for soils. Source Smash internal records, 2011.

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9.3 Rock Sampling and Prospecting

Prospecting and mapping traverses were discussed and planned by the geological team on a daily basis using the most current information available. Most prospecting traverses were designed to follow-up on anomalous geochemical response from soil samples, stream sediment samples or other areas of geological and geophysical interest. Grab samples from hand dug pits, outcrops, sub-crop, and float rock were collected by geologists during prospecting and mapping traverses. Due to the early state of exploration of the Property and a desire to understand the nature of any detected gold mineralization limited effort was made to ensure sample representivity. Descriptive and location data were recorded into a Trimble Juno hand-held field computer with a built in GPS. This information was uploaded into a Microsoft Access database on a daily basis and merged with other GIS data.

The rocks sampled were from a wide variety of metamorphic and igneous rock types indicative of rock units occurring across the property. Mineralized zones predominantly contained strong silicification and sericite alteration associated with quartz veining. Geochemical data from the rock samples indicate a Au, Bi, Te association, with elevated Ag, Mo, and Pb in samples hosted by felsic gneiss.

Table 2 Summary of grab rock samples having anomalous concentrations of Au, Ag, Bi and Te.

Sample #	Lithology	Sample type	Au (g/t)	Ag (g/t)	Bi (ppm)	Te (ppm)
47553	Quartz Vein	Subcrop	17.2	18.00	13.80	2.67
45331	Quartz Vein	Float	6.67	0.21	407.00	19.90
46986	Felsic Gneiss	Float	6.44	64.00	0.95	43.40
171753	Quartz Vein	Subcrop	5	0.33	216.00	10.80
47004	Felsic Gneiss	Float	3.19	41.00	79.70	0.06
47766	Quartz Vein	Subcrop	3.03	80.00	46.00	79.10
47366	Quartz Vein	Float	2.85	47.00	5.40	78.10
47984	Quartz Vein	Float	2.3	35.00	1.59	30.90
171784	Quartz Vein	Subcrop	2.26	77.40	38.50	78.10
47098	Quartz Vein	Float	1.97	34.00	29.60	20.60
47393	Quartz Vein	Float	1.82	87.00	23.60	7.36
45184	Quartz Vein	Float	1.67	4.91	489.00	16.00
47099	Quartz Vein	Float	1.55	52.00	29.10	9.46
47718	Quartz Vein	Subcrop	1.22	35.00	1.19	16.10
47781	Quartz Vein	Float	1.16	47.00	9.29	25.90
45288	Quartz Vein	Subcrop	1.11	14.00	3.57	9.96
47411	Quartz Vein	Float	1.11	2.64	3.75	0.03
45185	Quartz Vein	Float	1.08	0.07	61.50	2.39
171798	Quartz Vein	Subcrop	0.961	5.13	2.36	5.93
47045	Felsic Gneiss	Float	0.954	35.00	27.90	15.10

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Sample #	Lithology	Sample type	Au (g/t)	Ag (g/t)	Bi (ppm)	Te (ppm)
46535	Quartz Vein	Float	0.833	24.00	1.80	11.10
47132	Felsic Gneiss	Subcrop	0.827	0.54	0.40	0.03
47710	Quartz Vein	Subcrop	0.771	27.00	5.07	10.70
47520	Quartz Vein	Standard	0.754	2.89	1.35	0.28
46458	Quartz Vein	Float	0.692	9.24	0.91	9.06
47142	Quartz Vein	Float	0.624	18.00	18.90	7.39
47361	Felsic Gneiss	Float	0.596	3.59	0.86	5.52
47359	Quartz Vein	Subcrop	0.595	3.99	0.20	4.36
47722	Quartz Vein	Subcrop	0.587	14.00	1.10	8.08
171548	Quartzite	Float	0.579	2.21	8.96	0.16
47152	Quartz Vein	Float	0.578	14.20	1.25	8.30
47790	Quartz Vein	Subcrop	0.563	14.00	1.02	6.91
171607	Mafic Gneiss	Float	0.526	0.22	0.79	0.05

9.4 Trenching

Trenching was conducted by a helicopter-portable, mechanized excavator (CanDig) operated by Talus Exploration. The excavator was used to dig shallow (70 cm to 150 cm depth) trenches. Trenching commenced June 15th, 2011 and was completed August 30th with 15 days of reclamation (back filling) from September 1 15th. Approximately 2,500 line-metres of trenching were completed across 83 trenches in 21 trench “series” or clusters of trenches (Figure 11).

Trenching was conducted over areas with anomalous gold or pathfinder element associations in soil and/or rock samples. Where site topography allowed the trenches were cut orthogonal to interpreted structural and lithologic contacts. Geologic maps were drafted on mylar overlays at 1:100 or 1:200 scale and digitized daily into the ArcGIS mapping database. Composite channel sampling was conducted at 2 metre intervals over the length of each trench. Channel sampling was employed in an attempt to give an accurate representation of the metal content of the bedrock encountered during trenching. Samples were collected in 2 metre channels at the bottom of the trenches. Every attempt was made to intercept bedrock in order to minimize the potential of surficial contamination. Some trenches did not intercept bedrock; this was noted in the sample description. Drill targeting was focussed on geologic and geochemical information from the trenching program.

Trenching was instrumental in identifying Smash’s most advanced targets; Bushmills, Ben Nevis, Glen Breton, Bowmore, and CC Zones. Anomalous gold values from the trenching program were reported from the Bushmills Zone with 0.40 g/t Au and 7.7 g/t Ag over six metres. In addition, two separate two-metre samples returned 1.99 g/t Au and 6.18 g/t Ag and 1.56 g/t Au and 26.1 g/t Ag, respectively. Channel sample results from trenching across the Ben Nevis Zone yielded an average of

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0.21 g/t Au and 6.57 g/t Ag over 4 metres, and 0.3 g/t Au and 11.4 g/t Ag over 4 metres in a separate interval along strike. These zones were considered indicative of elevated gold values in bedrock and provided support for drilling along these structures. A trench location map is shown in Figure 12 and anomalous results in Table 3 below.

Table 3 Summary of anomalous gold values found in trench channel samples and concentrations of known pathfinder elements associated with gold values.

Trench #	Sample #	From (m)	To (m)	Au (g/t)	Ag (g/t)	Bi (ppm)	Te (ppm)	Mo (ppm)	Pb (ppm)
12Ha	46632	20	22	1.99	6.18	1.38	7.78	5.60	148.00
12I	46227	30	32	1.56	26.10	4.66	24.30	48.10	317.00
12F	45959	56	58	1.35	58.3	33.30	28.80	8.49	3360.00
17A	46887	22	24	0.56	1.82	0.83	0.65	5.37	244.00
12Ha	45838	16	18	0.49	9.03	0.90	5.55	28.90	125.00
12Ha	45837	14	16	0.43	8.98	1.15	6.90	27.30	115.00
12F	45958	54	56	0.43	11.8	7.28	8.43	67.40	399.00
16B ext	46575	0	2	0.40	13.00	11.30	5.89	66.70	760.00
16A	46192	0	2	0.29	5.83	3.23	4.48	18.70	112.00
12Ha	45836	12	14	0.28	5.14	0.86	4.54	13.20	69.40
16A	46195	6	8	0.27	6.47	3.19	4.77	70.70	163.00
16B	46178	10	12	0.24	7.70	1.66	1.18	3.21	23.40
16B	46173	0	2	0.24	9.82	9.03	4.01	19.30	223.00
17A	46877	4	6	0.21	2.11	1.49	1.08	1.73	418.00
16A	46194	4	6	0.21	6.73	2.89	4.63	29.70	164.00
19A	45667	20	22	0.21	0.22	0.43	0.10	0.09	1.00
12F	45961	58	60	0.20	4.27	0.42	2.89	7.39	57.10

9.5 Stream Sediment Sampling

A stream sediment sampling program was conducted to confirm areas of elevated Au and pathfinder elements in existing ridge-and-spur soil samples and to reveal new areas of anomalous metal concentration not previously detected by the soil sampling program. A total of 179 stream sediment samples were collected during the 2011 field season from catchments having a maximum size of 20 km2.Stream sediment was collected from 3 to 4 spots along a 20to 30 metre stretch of active creek bed. The samples were then sieved into a 20 litre bucket in order to retain fines until approximately 5 kg of material was obtained, and then the 1 mm fraction was decanted into a Legend 12” by 24” spunbond PE sample bag.

The results of the stream sediment samples indicated several new prospective areas defined by anomalous values in the 80 mesh grain size fraction, up to 48.8 ppb Au (Figure 13).

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598000
604000
610000
616000
7040000
7028000
7016000
7004000
0
5,000
10,000
Meters
Trench Location
Whiskey Hillshade
Value
High : 254
Low : 0
Camp
Whiskey Rivers
N
W
E
S
1:200,000

Figure 11 Location of trench series on the Whiskey Property.

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Stream Sediment
Au (ppb)
<5.0
5.0 - 10.0
10.0 - 15.0
15.0 - 20.0
20.0 - 48.8
Property Outline
Camp
N
0
5
10
Kilometers

Figure 12 Stream sediment sample gold values for the 80 mesh grain size fraction.

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10.0 DRILLING

Prior to the 2011 Smash work program, no previous drilling is recorded on the Property. Smash completed 1,665.9 metres of NTW-sized diamond core drilling on the Property in 2011.The drill program was conducted with one helicopter-portable KDL drill rig from Kluane Drilling of Whitehorse and commenced on August 15. The program was completed on September 20.

Drilling was focused on four target areas; Ben Nevis, Bowmore, Bushmills, and Glen Breton (Figure 14). Drill hole locations were surveyed with a Trimble GeoXT sub meter GPS, drill collar azimuths were sighted using a Brunton pocket transit, and three wooden pickets were set out marking the collar, front site and back site locations. Upon drill hole completion, the holes were surveyed with a Reflex multi-shot survey tool. Measurements were recorded at 30.48 meter (100 foot) intervals from the bottom of the hole. Core was logged digitally into a Microsoft Access database with lithology, alteration, mineralization, and structure recorded. Geotechnical data were also recorded in the same database and included recovery, rock quality designation, and magnetic susceptibility measurements with a handheld KT-10 meter. Core was sampled continuously from top to bottom of the hole at two-metre intervals except where changes in lithology, alteration, or sulphide mineralization dictated shorter intervals.

Table 4 Summary of drilling on the Whiskey Property during the 2011 work program. UTM NAD83 Zone 7 North Projection

Hole #	Zone	Start	End	Easting	Northing	Az	Dip	Depth (m)
WH11 - 01	Bowmore	18 Aug	25 Aug	611884	7038590	90	50	283.50
WH11 - 02	Bowmore	25 Aug	28 Aug	611884	7038590	90	70	205.70
WH11 - 03	Bushmills	29 Aug	2 Sep	612544	7040007	90	50	239.20
WH11 - 04	Bushmills	2 Sep	6 Sep	612544	7040007	110	50	202.70
WH11 - 05	Bushmills	6 Sep	10 Sep	612520	7039833	70	50	233.20
WH11 - 06	Glen Breton	11 Sep	16 Sep	610806	7040939	212	60	179.83
WH11 - 07	Bushmills	16 Sep	20 Sep	612710	7039924	90	50	176.78
WH11 - 08	Ben Nevis	21 Sep	23 Sep	618621	7037410	90	50	145.08
							Total	1665.99

Table 5 outlines anomalous gold results encountered by the drilling at the Bushmills and Ben Nevis zones. Mineralization is primarily hosted in strongly altered and brecciated felsic orthogneiss and in quartz veins cutting this unit. Very rare coarse visible gold was noted in two samples in quartz veins and strongly sericitized and quartz stockwork veined felsic orthogneiss in drillhole WH11 05 at 195.2 and 198.0 metres.

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Table 5 Summary of gold and silver results from the 2011 drill program.

Hole #	Sample#	From (m)	To (m)	Width (m)	Au (g/t)	Ag (g/t)
WH11 - 01	48044	84.00	86.00	2.00	0.124	0.06
WH11 - 01	48048	92.00	94.00	2.00	0.145	0.09
WH11 - 01	48049	94.00	96.00	2.00	0.053	0.07
WH11 - 01	48058	112.00	114.00	2.00	0.042	0.06
WH11 - 01	48061	116.00	118.00	2.00	0.115	0.05

WH11 - 02	48152	10.00	12.00	2.00	0.055	0.04
WH11 - 02	48205	110.00	112.00	2.00	0.052	0.07
WH11 - 02	48249	194.00	196.00	2.00	0.045	0.06
WH11 - 02	48252	200.00	202.00	2.00	0.297	0.05

WH11 - 04	48470	165.00	165.80	0.80	0.452	10.7
WH11 - 04	48484	189.00	190.00	1.00	0.127	2.01

WH11 - 05	48502	27.00	28.63	1.63	0.045	1.09
WH11 - 05	48509	41.00	43.00	2.00	0.071	1.1
WH11 - 05	48553	127.00	129.00	2.00	0.041	0.48
WH11 - 05	48564	147.00	149.00	2.00	0.046	0.72
WH11 - 05	48590	195.00	196.00	1.00	0.04	0.99
WH11 - 05	48592	197.00	198.00	1.00	0.08	2.4
WH11 - 05	48593	198.00	199.00	1.00	0.237	5.75
WH11 - 05	48594	199.00	200.50	1.50	0.883	14.8
WH11 - 05	48595	200.50	201.70	1.20	0.151	4.56

WH11 - 07	48783	140.00	142.00	2.00	0.92	14.4
WH11 - 07	48769	115.00	116.00	1.00	0.136	0.26
WH11 - 08	48856	105.46	107.13	1.67	0.354	20.3
WH11 - 08	48855	103.70	105.46	1.76	0.27	8.77

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612000
616000
7044000
7040000
7036000
7032000
N
WH11-06
Glen Breton
WH11-03
WH11-04
WH11-07
WH11-05
Bushmills
Highland Park
WH11-01
WH11-02
Bowmore
Stranahans
Ben Nevis
WH11-08
CC
2011 Drillholes
Property Outline
Undrilled Targets
Mineralized Zones
Camp
Ultramafic
Felsic Orthogneiss
Hornblende gneiss
Marble
Quartzite
Unknown
0
1
2
3
Kilometers

Figure 13 Drill holes completed during the 2011 drill program. Mineralized zones are shown in orange (drilled) and magenta (undrilled).

11.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.1 Soil Samples

Samples were prepared and dried at the Whiskey field camp, assembled in to rice bags and transported periodically to Dawson City or Whitehorse via fixed wing plane. Once in either Dawson City or Whitehorse, the samples were dropped off at Acme Analytical Laboratories facilities by either a

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Smash expeditor or Ground Truth Exploration personnel. Acme then transported the samples to one of three preparation facilities in Dawson City, Whitehorse, or Vancouver, depending on the workload of the facility. Receipt of samples by Acme was confirmed via email. Chain of custody forms were sent back to Smash and are stored in the Vancouver office. Pulps and rejects remain at the laboratory, and will be stored for 12 months.

Once the ridge-and-spur soil samples arrived at the Acme facility they were further dried at 60oC and sieved to 80 mesh (<180 microns). Sieved pulps were analysed at Acme‘s main laboratory in Vancouver. ridge-and-spur samples were analyzed by Group 1DX2. 15 g of each sample was digested in dilute “aqua regia” (1 HCL: 1HNO3: 1 H2O) acid and the extract analyzed by ICP-MS. This methodology was consistent with that undertaken for the ridge-and-spur samples collected in 2010.

Grid soil samples were dried in camp for a period of 2 to 4 days. After drying, each sample was analyzed on a field portable x-ray fluorescence (XRF) analyser (either a Niton FXL or an Innov-X Delta in test stand mode). The concentrations of pathfinder elements were recorded by the XRF device and stored in a Microsoft Access database with a link to the field data. After XRF analysis, the samples were packed into sealed and labelled rice bags and were shipped to Acme by the same method as ridge-and-spur samples.

The grid soil samples were further dried at 60 oC and sieved to-150 mesh (<100 microns) at Acme. Analysis also involved digestion in dilute “aqua regia” acid followed by an ICP-MS finish. These samples were analyzed by 1F03 using a 30 g charge weight. Samples with less than 30g after sieving to 150 mesh were analyzed by 1F02 using a 15 g charge. Detection limits by group 1F are lower than those obtained for group 1DX.

The collection of soil samples is considered to have been representative and unbiased, as the samples were collected from pre-determined sample locations in areas for which there was no knowledge of pre-existing gold mineralization. Samples were collected by trained personnel and are considered to be of high quality.

Acme Analytical Laboratories is ISO9001 accredited and has a reputation for producing high quality data.

11.2 Rock Samples (Grab, Trench and Drill Core)

Rock samples were transported to an expeditor in Whitehorse twice a week and were subsequently shipped to SGS Laboratories Vancouver, British Columbia by air freight on Air North. Once the rock samples arrived at SGS facilities in Burnaby, British Columbia they were crushed to 75% passing less than 2 mm mesh and a 200 to 250 g split was pulverized to 85% less than 75 microns. A 1 gram pulp sub-sample was digested by aqua regia acid followed by an ICP-MS finish (method ICM14B). Gold

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analyses were by fire assay using a 50 g charge and an atomic absorption spectrometry finish (method FAA525). Gold assays greater than 3 g/t were routinely re-assayed using a gravimetric finish to confirm initial atomic absorption results using method FAG505. Over range Ag values, greater than 10 g/t were routinely re-analysed by Atomic Absorption Spectroscopy.SGS Minerals Services are ISO 9001 accredited.

The collection of grab, chip and float rock samples in greenfields exploration is inherently unrepresentative, as sample collection is biased towards existing rock exposures and concentrated in areas of suspected mineralization. Sampling is directed towards determining the presence or absence of anomalous concentrations of the target element and/or relevant pathfinder elements in the area and no meaningful estimates of potential grade can be inferred from the data for such an early-stage exploration program.

11.3 Stream Sediment Sampling

All stream sediment samples were transported to an expeditor in Whitehorse and were subsequently shipped by air freight on Air North to Acme Laboratories Vancouver, British Columbia. Analysis consisted of digestion by dilute aqua regia acid of a 30 gram 80 mesh sample (Group 1F03). Bulk leach extractable gold (BLEG) analysis was attempted on the first 103 stream sediment samples. The analyses were undertaken at Acme Laboratories BLEG facility in Santiago, Chile using either a 500 gram or 1 kilogram split of 80 mesh sediment. However, fine charcoal within the sediment (the sample area was subjected to extensive forest fires during the 1990s) was found to interfere with the extraction of Au in cyanide solution into an organic solvent, and the results are not considered to be reliable. As an alternative, the clay fraction (<2 microns) in approximately 300 grams of 80 mesh material was separated by a centrifuge and this material analyzed by ICP-MS following digestion in dilute aqua regia(method 1F01). The reproducibility of the Au values in the clay fraction of the samples appears to be excellent. However, only about 90% of the stream sediment samples yielded sufficient fine clay during separation for analysis.

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11.6 Quality Assurance & Quality Control

11.6.1 Soil Sampling

A certified reference material (CRM), field duplicate or field blank was inserted into the sample stream approximately every twelve to fifteen samples. Field duplicates were taken from the same sample site from a second soil auger hole. Field blanks were inserted directly into the sample series and consisted of pulverized granite certified to contain less than 10 ppb Au (CDN BL8& CDN BL9) supplied by CDN Resource Laboratories of Langley, B.C. The laboratory was instructed to run all field blanks through their preparation equipment. A CRM consisting of oxidized soil material (Oreas 45P or 45C) was obtained from Analytical Solutions Ltd of Toronto, Ontario. This was inserted by the laboratory at the prescribed rate of one per 36 samples (i.e. each analytical batch) prior to analysis. Acme also provided the details of their internal standard reference material DS8 as well as pulp duplicate analyses, and these results were also monitored throughout the program.

The Acme data are generally of very high quality. Issues of potential particulate Au continue to occur in their internal standard, DS8, but the external certified reference material (CRM) (Oreas 45P & 45C) provided to Acme for insertion into the Smash sample stream shows consistent and accurate Au analyses by both method 1DX2 and method 1F03. Results for potential pathfinder elements such as As, Cu, Mo, Pb and Sb can be assessed using both the external and internal standards, and these results are generally very good. Field variance remains high based on a comparison of field duplicate data, but this is not unexpected in the case of particulate Au in soils. The average relative standard deviation for pulp duplicates by method 1DX2 has been recalculated to include both the 2010 and 2011 data. The combined data show a slight improvement over the 2010 data alone (53 % vs 63%). However, the 1F03 data, which were obtained using a finer mesh size and larger analytical charge, have a significantly lower relative standard deviation at 39%, but this is still high compared to the pathfinder elements. Given practical and theoretical limitations in sampling low-level, particulate Au in soil, the 1F03 Au data are likely the most precise that can be realistically obtained for this project.

11.6.2 Rock Sampling

1,819 rock samples were collected from May 6 – October 15, 2011 and were shipped to SGS Laboratories Ltd. in Vancouver, British Columbia for analysis. Each sample weighed approximately 2 kilograms. CRMs were inserted into the sample series every 20 samples. These included a preparation blank (CDN BL8 & CDN BL9) as well as a range of Au and Au + Ag CRMs that were also supplied by CDN Resource Laboratories (GS5G, GS5F, GS1P5D, GSP7B, CM13). A multi-element CRM, Oreas 45B was also inserted into the sample series to monitor the accuracy of the trace element data. These CRMs ranged

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from a low of 36 ppb Au (Ores 45B) to a high of 5.3 ppm Au (GS-5F). Two Ag-bearing CRMs were also employed, GS-5G (101.8 ppm Ag) and GS-P7B (13.4 ppm Ag). Pulp duplicate analyses were also provided by the laboratory and these were monitored to evaluate laboratory precision.

The SGS Minerals Services data are adequate for the purposes of an early-stage exploration program, with an overall pass rate for Au of better than 95%. Rapid result turn-around was considered more important than a high standard of data accuracy in the early-stages of the project, but care needed to be taken to ensure that sample batches containing significant assays did not contain CRMs that failed the quality assurance guidelines used (i.e. for a single sample to lie outside 3 standard deviations of the recommended value, or for no two consecutive samples to lie between 2 and 3 standard deviations above or below the recommended value). Based on these criteria, quality assurance failures were not uncommon. In particular, the higher grade Au CRMs tended to show a negative bias of as much as 10%.

11.6.3 Stream Sediments

Quality of the stream sediment data was monitored using the CRMs Oreas 45P and 45C inserted by the laboratory into the sample stream immediately prior to acid digestion. The quality of the BLEG analyses was monitored by using a 9:1 mixture of BL8 and Oreas 45P to give a nominal Au content of 4.9 ppb. Sampling variance was monitored through the use of frequent field duplicate samples. Laboratory precision was evaluated using pulp duplicate analyses. Overall, the quality of the stream sediment data is considered to be high although reproducibility of the Au data from the 80 mesh and BLEG samples is poor.

11.7 Sample Security

All soil and rock samples were housed in the Whiskey field camp prior to transportation to Acme facilities in Dawson City or Whitehorse or to the SGS Laboratory facility in Burnaby, British Columbia. Samples were assembled and prepared for shipment at the field camp and loaded onto chartered aircraft by Smash personnel. The sample submissions were supervised by Smash personnel and the sample shipments were expedited to each lab facility by expeditors working on Smash’s behalf. While in Whitehorse awaiting shipment to Vancouver, the rock samples were stored in a secured compound at Air North, Alkan Air, or Tintina Air facilities.

12.0 DATA VERIFICATION

Fire assay results using a 50 gram charge were validated through the use of 500 gram screened metallic re-assays of 10 samples of diamond drill core from drill hole WH11-005 (method FAS31K).

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Visible Au was observed during logging of the core and this particular interval was re-assayed in order to determine if the original 50 gram fire assay results were reliable. The results from both assay methods are in very close agreement, thereby validating the use of 50 gram fire assay for the bulk of Au analyses in rock samples from the Property.

13.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Mineral processing and metallurgical testing have not been conducted.

14.0 MINERAL RESOURCE AND RESERVE ESTIMATES

No mineral resource estimates have been completed.

15.0 ADJACENT PROPERTIES

Kinross Gold Corporation is exploring the adjacent White Gold property located to the west-southwest of the Property, the JP/Ross property located immediately to the west of the Property northern claim block, and the Black Fox property located approximately 3 km to the west of the Whiskey Property southern claim block (Figure 14). The White Gold property hosts the Golden Saddle and Arc gold deposits. The last reported mineral resources reported for these deposits were released by Underworld Resources (Paulsen et al., 2010) reporting work by SRK Consulting (Table 6). No data have been released by Kinross from the 2010 and 2011 field seasons.

Table 6 Summary of Au resources at the Golden Saddle and Arc deposits.

Area	Type	Classification	Tonnes (000's)	Gold (g/t)	Contained Gold (oz)
Golden Saddle	Open Pit	Indicated	9665	3.19	990,840
Golden Saddle	Open Pit	Inferred	4104	2.33	307,820
Golden Saddle	Underground	Indicated	132	3.23	13,730
Golden Saddle	Underground	Inferred	918	3.38	99,590
Arc	Open Pit	Inferred	4369	1.21	170,470
*reported at a cut off grade of 0.5 g/t for open pit and 2.0 g/t for underground. Mineral resources are not mineral reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimate

Kaminak Gold Corporation is exploring the Coffee Gold project, in the White Gold District, approximately 35 km south of the Whiskey Property. Exploration work completed by Kaminak has identified significant gold mineralization in several target areas on the Coffee Property: Americano,

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Connector, Double Double, Espresso, Kona, Kona North, Latte, and Supremo. The Latte zone has been delineated over 1350 metres strike extent and includes highlight drill intercepts of 2.6 g/t Au over 31metres core length (from 142 metres down hole) and 1.1 g/t Au over 69metres (from 184 metres down hole) in drillhole CFD-87 and 12.0 g/t Au over 3 metres core length (from 184 metres down hole) and 2.5 g/t Au over 31 metres core length (from 240 metres down hole) in drillhole CFD-119. True widths for this intercepts were estimated at approximately 2/3 core length. The highest grade mineralization reported in drilling to date at the T3 zone in the Supremo target area includes CFR-50 19.9 g/t Au over 6.1 metres from 8.2metres down hole. All of Kaminak’s gold discoveries to date have been found by drilling gold anomalies in soil. The gold mineralization is characterized by a high degree of oxidation related to surface weathering. The property remains at an early-stage of exploration and no resources have been released to date. Results reported here for the Coffee property have been compiled from Couture (2011).

Several other companies (Figure 14) have active exploration programs on properties around the Whiskey Property. Exploration results reported to date from these other programs are not considered significant to the Whiskey property at this time.

The authors have been unable to verify the information reported above for the adjacent properties and the results obtained on these adjacent properties are not necessarily indicative of the potential for similar mineralization on the Property.

16.0 OTHER RELEVANT DATA AND INFORMATION

16.1 Land Use Restrictions, Covenants and Other Interested Parties

16.1 First Nations Traditional Territories, Settlement Lands, and Consultations

Three First Nations groups, the Tr'ondëkHwëch'in, Nacho Nyak Dun, and Selkirk First Nations, have traditional territories that overlap on to the Whiskey Property claims (Figure 15). Smash has certified to the authors that they recognize that Smash mineral claims lie with the Traditional Territory of the Tr'ondëkHwëch'in, Nacho Nyak Dun, and Selkirk First Nations' territories and that they have an active consultation program that includes identification of nearby communities; identification of key contact people in nearby communities (e.g. chief, councillors, lands officer, administrators, mayor); identification of issues and concerns of importance to the communities; communication of Smash’s

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short and long term plans to the community; an awareness of local cultural differences and communication styles.

Figure 14 – Adjacent properties surrounding Smash Minerals claim blocks.

16.1.4 Renewable Resource Councils

There are three Renewable Resource Councils with interests in the Property region: Dawson District, Mayo District and Selkirk District. Renewable Resource Councils are designed to provide a voice for local community members in managing renewable resources, such as fish, wildlife,

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habitat and forestry matters, specific to their traditional territory. Establishing dialogue with these Councils is recommended for future exploration programs.

16.1.5 Registered Traplines

Three registered trap lines, Yukon number 62, 57, and 64 cross the Property. Contact and consultation with the registered owners of these trap lines is recommended prior to the next field phase of the project.

16.1.6 Other possible Interested Parties

Although the Project does not encompass or encroach on any designated Parks; the Canadian Parks and Wilderness Society (CPAWS) and the Yukon Conservation Society (YCS) are active in the Yukon. CPAWS-Yukon monitors mining exploration and development activity in the Yukon and has been active in lobbying the government for changes to mining legislation and increased conservation efforts. YCS has stated goals of replacing the Yukon's Free Entry system for mining exploration with a system that protects First Nations rights, sensitive environments, and other economic interests. It is highly recommended to consult these organizations as exploration on the Property advances to later stages. The Yukon Quest 1,000 mile international dog race and various other dog sled tourism operators may also require consultation, particularly if Smash plan in the future to use the winter trail from Pelly Crossing to access the Property.

16.2 Placer Mining Operations

There are significant placer mining operations (Class 4 Land Use) active on the Property with the bulk of activity concentrated along Black Hills Creek and its tributaries in the northern block of the Property and Barker Creek and its tributaries in the southern property block (Figure 5).These operations run through the summer months concurrently with the hard rock mineral exploration field season. As land access to the Whiskey Property necessitates traveling through active placer mining operations it is important that Smash consult with these operations and establish any safety protocols with respect to travelling through active industrial operations.

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Figure15 Map depicting the three First Nation traditional territories that cover the Whiskey Property.

17.0 INTERPRETATION AND CONCLUSIONS

The 2011 exploration program conducted by Smash has confirmed the presence of anomalous gold and silver mineralization on the Property. Whiskey remains an early-stage exploration project with significant risks and uncertainties. Lack of continuity of gold mineralization along structures intersected to date and low grades of trench and drill intercepts sampled are the chief concerns. Several grab rock samples collected in 2011 have significant gold and silver grades, with sample 46986 returning 6.44 g/t Au and 64 g/t Ag from the Stranahan target area and sample 47553 returning 17.2 g/t Au and 18 g/t Ag from an isolated float sample. These targets have not been drill tested. Newly identified mineralized structures exist at Tullamore Dew and Highland Park. Further work is required to test the

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potential of these structures. Several target areas in the Southern portion of the property show initial signs of prospectivity but have seen limited work. These areas warrant additional follow-up by soil sampling and trenching. The geological similarities to other mineral discoveries in the Dawson Range along with newly reported geochemical data, observations and interpretations suggest that the Whiskey Property may host substantial, undiscovered gold mineralized systems.

18.0 RECOMMENDATIONS

The following recommendations for the next phase of exploration are presented below and are based on the author’s interpretation of the results to date and discussions with Smash management. The recommended program of exploration for continued assessment of Smash’s Whiskey property entails an expenditure of $3 million of direct field costs in 2012 (Table 7).

The principal objective of the recommended 2012 program is drill testing of high priority targets. Important to this work is further geological mapping and prospecting. A summary map showing areas highlighted for further work and the type of work recommended is shown in Figure 16. A program of approximately 5,000 soil samples is recommended. A small portion, approximately 500 samples, of this soil sampling will be ridge-and-spur sampling in locations not sampled during the previous two-phases of sampling in the north east corner of the south claim block and a few other small areas. The majority of the soil sampling should be grid based. A program of mechanical trenching should be carried out on prioritized targets to collect geological information in advance of drill targeting.

Mid-summer season diamond drilling should commence at the Highland Park and Stranahan targets once sufficient surface trenching and detailed mapping have been completed to allow for drill targeting. Following this work drilling should be undertaken to test additional targets including Tullamore Dew, which will have been further refined as a results of the ongoing 2012 summer field work. It is recommended that the total drill testing aggregate approximately 3,000 metres.

Also shown on Figure 16 are areas that may benefit from some form of mechanized auger sampling of top of bedrock and/or the bedrock-soil interface which will allow for testing of valleys and north facing slopes that are currently under sampled due to frozen or difficult ground conditions. This type of sampling, if implemented, may allow for a reduction of the total diamond drill metres. Due to uncertainty of costing for a program of this nature at this time, more work is needed to prepare a realistic estimate. However, the cost would be borne within the overall drill budget. There is insufficient funding proposed for the 2012 field season to test all available targets, so these will need to be prioritized.

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The 2012 program will benefit from having the camp already in place. Helicopter support will be necessary and the proposed budget of $3 million envisages a light duty helicopter such as a Eurocopter AS350SD2 or AS350FX2 on-site for the entire four month intensive field program.

At this point of time the scope of a further program of exploration in 2013 cannot be defined. It would be contingent upon results from the 2012 program. In the event that the recommended drilling in 2012 meets with positive result then it may be possible to scale up to a more intensive drill program late in the 2012 season.

Table 7 Recommended 2012 Field Program Budget

Item	Estimated Cost (CDN$)
Aircraft charter, helicopter, other travel	$780,000
Camp rental, food, telecoms, camp and helicopter fuel	$265,000
Core drilling 3,000 m plus mobilization & demobilization	$500,000
Courier freight, shipping	$50,000
Soil sampling and trenching	$160,000
Salaries, consultants, community relations	$715,000
Assays	$295,000
Field equipment, equip rental, computer & software	$145,000
Dawson field office, insurance, other transportation	$40,000
Contingency	$50,000
Total	$3,000,000

*Assumptions: Four months of field work starting May 15th, 3,000 metres diamond core drilling, 5,000 soil samples, trenching, mapping, prospecting

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2012 Work Plan
Property Outline
Ridge Soils
Grid Soils
Prospecting
Auger Sampling
Trenching
Black Hills Creek
Camp
Maisy May Creek
Stewart River
Black Hills Creek
Maisy May Creek
Barker Creek
Barker Creek
Drilling
Glen Breton
Highland Park
Bushmills
Stranahans
Bowmore
Tullamore Dew
Ben Nevis
Completed Drilling
Proposed Drilling
N
0 3 6
km
139°12'0"W
139°0'0"W
138°48'0"W
138°36'0"W
138°24'0"W
63°30'0"N
63°20'0"N
63°10'0"N
63°0'0"N

Figure 16 Map depicting recommended areas for further work in 2012 and the type of work best suited to advance the targets. Inset map shows targets recommended for drilling.

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19.0 REFERENCES

Benson, D. and Arne, D., 2011. NI 43 101 Amended Technical Report on the Whiskey Property, Dawson City, Yukon Territory, Canada for Smash Minerals Corp.

Colpron, M., Nelson, J. and Murphy, D.C., 2006. A tectonostratigraphic framework for the pericratonic terranes of the northern Canadian Cordillera. In Paleozoic Evolution and Metallogeny of Pericratonic Terranes at the Ancient Pacific Margin of North America, M. Colpron (ed.), pp. 1-24.

Couture, J-F., 2011. Technical Report: Coffee Gold Project, Yukon Territory, Canada. Report prepared for Kaminak Gold Corp.

Jackson, L.E., Tarnocai, C. and Mott, R.J., 1999. A middle Pleistocene paleosol sequence from Dawson Range, central Yukon Territory. Géographie physique et Quaternaire, v. 53, p. 313-322.

MacKenzie, D., Craw, D., and Mortensen, J.K., 2008. Structural controls on orogenic gold mineralisation in the Klondike goldfield, Canada. Mineralium Deposit, v.43, p. 435-448.

Paulsen, H.K., Gibson, J., and Fleming, A., 2010. Technical Report on the White Gold Property, Dawson Range, Yukon for Underworld Resources Inc. Unpublished internal report for Underworld Resources, p. 43.

Robert, F., Brommecker, R., Bourne, B.T., Dobak, P.J., McEwan, C.J., Rowe, R.R.,and Zhou, X., 2007. Models and Exploration Methods for Major Gold Deposit Types. Proceedings of Exploration 07: Fifth International Conference on Mineral Exploration, p. 691-711.

Ryan, J.J., and Gordey, S., 2004. Geology, Stewart River area (115-N, 115-O and part of 115-J). Yukon Territory. Scale 1:250,000. Open file 4970, Yukon Geological Survey.

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